Monogram Orthopaedics is currently in the **Test the Waters Phase** for **Title IV** investments.

Monogram Orthopaedics

Future of Joint Reconstruction

Website (https://www.monogramorthopedics.com) Austin, Texas

HEALTH TECH

Monogram is a medical technology company ushering in the future of joint reconstruction. Monogram Orthopaedics is developing a product solution architecture to enable mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. We are designing our state-of-the-art surgical robot with the aim of mitigating the risks of poor placement, fracture, and subsidence to give surgeons confidence that they can install implants that fit every patient - perfectly.

$1,162,251 reserved

$250.79
Min. Investment

Equity
Offering Type

RESERVE NOW (MONOGRAM/RESERVE)

This Reg A+ Test the Waters offering is made available through StartEngine Primary, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview

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Get rewarded for investing more into Monogram Orthopaedics

$251+
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Investors who reserve shares in this manner will receive 10% additional Bonus Shares on their actual investment once this offering is qualified by the SEC. See "Reservation Bonus" for more details

$5,000+
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Offering Circular (https://www.sec.gov/Archives/edgar/data/1769759/000110465920114633/tm2029060d4_partiiandiii.htm) | Risks Related to this Offering (https://www.sec.gov/Archives/edgar/data/1769759/000110465920114633/tm2029060d4_partiiandiii.htm#b_001) | SEC EDGAR Filings (https://www.sec.gov/cgi-bin/browse-edgar?CIK=1769759)

Reasons to Invest

- **World-class team with a track record of execution**: led by a team of experts in robotics and medical technology, and advised by surgeon consultants from institutions such as Columbia and Icahn School of Medicine.
- **Expect revenues in 2021**: we expect to start generating revenue from sales of implants in 2021 and have signed strategic contracts with two Monogram distributors and recruited the Senior Director of US Sales from our manufacturer to support early sales efforts.
- **Already raised $16.7M from 6,793 investors**: We have been through 3 successful financing rounds and continue to execute.
- **Established product-market fit:** the leading orthopedic robot on the market (technology from a startup acquired in 2013) outsells it's next largest competitor over 12-to-1 with 87% share. Our VP of Engineering helped develop that technology. Together with our team's support, we want to build the future of robotics.
- **Novel technology for massive growing market:** The joint replacement market is approximately $19.6BN, with over 1 million knee replacements per year. We believe we will be one of the first to market with our technology and eight patent filings.


RESERVATION BONUS
10% Reservation Bonus!
For a limited time! If you reserve shares during our **limited time** Reservation period, you will automatically get **10% additional bonus shares** when we go live!

Investors who reserve shares in this manner will receive 10% additional Bonus Shares on their actual investment once this offering is qualified by the SEC (rounded down to the nearest whole share). "Reserving" shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

OVERVIEW

Our mission is to make orthopedics personal

Monogram Orthopedics will use the latest in robotic, AI, and 3-D printing technologies to make orthopedic care personal. Every design and development decision at Monogram is focused on the patient and improving clinical outcomes.

Four companies currently dominate the multi-billion dollar joint reconstruction market with an 82% combined share in knees (source (http://THE%20ORTHOPAEDIC%20INDUSTRY%20ANNUAL%20REPORT,%20ORTHOWORLD%20Inc.,%202020)). Many companies fail to penetrate this market, as many believe change isn't possible.

ORTHOPEDICS REIMAGINED

We combine advanced imaging, 3D printing and robotics to enable the next generation of orthopedic implants.



- High Accuracy Visualization
- State-of-the-Art Robotic Execution
- Personalized Implant Fabrication
- Next Gen Execution

*above image is computer generated and not yet available for commercial sales

With our innovative robotic and implant technologies, we are confident that we can provide more accurate, improved patient outcomes at a lower cost. Our priority is clinical benefits for patients and true patient satisfaction. We believe patients and surgeons alike deserve better. Monogram is here to lead the future of joint reconstruction.


Knee Implant
Extended
Posterior Condyles
Anatomic
Patella Tracking
Ultracongruent
Insert Options
Anatomical
Patella
Monogram
Personalized Tibia
Minimized
Revision Risk
Enlarged Tibia
Maximized Tibial
Coverage
Irregular Surface Features to
Enhance Performance
Optimized bone-to-implant
interfaces
Bone Conserving
Near Perfect
Milled Resections

(Source 1 (https://drive.google.com/file/d/11tSNGfu__p-AN4C2Hisc_S2rNXYTZYLP/view))

THE PROBLEM

One size fits none approach leaves patients behind

Up to 10% of all knee and 15% of hip replacements fail annually (source (https://pubmed.ncbi.nlm.nih.gov/25467789/)). These failures are in part because the technology is inherently inefficient and subject to surgeon error. Joint replacement technology has, in many ways, remained the same for 40 to 50 years. Often crude and finicky instruments like saws and jigs are used to prepare the bone for geometric and rigid generic implants that don't accurately fit. Insertions are often eyeballed and subject to proper surgeon execution. We have designed the Monogram workflow for efficiency and unwavering accuracy.


Generic.

Furthermore, four large companies dominate the market, leaving little room for innovation. This consolidation hurts patients and surgeons by limiting patient options and slowing the pace of technological progress.

Traditional surgeries are also highly inefficient, with underutilized instruments and unused implants that add to the treatment burden. Monogram aims to reduce the required instrumentation needed to perform joint replacement procedures and streamline inventory requirements. We believe this will be especially beneficial as the market shifts to Ambulatory Surgery Centers.


36%
Survey: 36% of TKA patients would not have undergone the surgery kowing what it did for them (10 years later)
1 in 5



1 in 5 patients are not satisfied with the results of their total knee replacement

Hips

Rate of re-admission: 8%-13%. Approximately 50%-75% are surgical.

Knees

Rate of re-admission: 7%-8%.

50% of early revision total knee arthroplasties related to **instability, malalignment or malposition, and failure of fixation.**



Average sterile processing cost between **$0.35 and $0.51 per instrument**

Average instrument utilization is **VERY LOW**

(Source 1 (http://www.orthopaper.com/archives/2016/vol2issue2/PartA/Ortho-1-2-69.pdf)), (Source 2) (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2795819/#:~:text=Our%20data%20confirmed%20that%20approximately,specific%20activities%20of%20daily%20living), (Source 3 (https://journals.lww.com/clinorthop/Fulltext/2002/11000/Why_Are_Total_Knee_Arthroplasties_Failing_Today_.3.aspx))

Our primary focus is the wellbeing of our future patients. Revisions and failures are serious and far too frequent. We plan our cases for execution with a state-of-the-art surgical robot. We believe the combined improvements to the robot and implants could benefit patient outcomes and mitigate risk.

Patients and surgeons need more comprehensive, clinical focused solutions that truly fit their needs.


There are 100,000 total knee failures per year.
We want to CHANGE that.

THE SOLUTION

The next-gen 3D implant solution

We design implants for active patients that want to restore their quality of life. Our integrated solution eliminates cost and inefficiency from the operating room.

We have optimized our next-generation joint replacement solution with a state-of-the-art robot.


Surgical Robot
7 Degrees-of-Freedom
1.3 meters of reach, kinematic redundancy for complex motion.
Quick Release to Cutting System & Instrument
Force Sensing
Secondary Tracking
Variable Arm Speed
High-Efficiency Cutting System
monogram


Field Repairable


Navigation System
Navigation
0.12mm at
2.4 meters + 250 Hz
Guidance Application
• High-accuracy real-time virtual navigation.
• Mechanical, anatomic or kinematic alignment.
monogram
Compact Footprint

Monogram is committed to developing patient-optimized orthopedic implants, inserted with a surgical robot for unparalleled precision. Our navigated surgical robot relies on a CT-based pre-operative plan and has more reach (approximately 4.2 feet), with 7-degrees of freedom. (source (https://www.kuka.com/-/media/kuka-downloads/imported/9cb8e311bfd744b4b0eab25ca883f6d3/kuka_lbr-med_en.pdf?rev=b6b347b4170d481a80ab9547cef0677d), pg 5)


monogram
Generic


Optimized Fixation
Poor Fixation by design
Up to **270%** more stable than generic equivalent
Axial subsidence (mm)
0.2
0.1
0
0
1
2
Time (s)
Monogram Start
Generic Start
Monogram End
Generic End

(Source 1 (https://drive.google.com/file/d/1N0XQC89NfINMFJGMZtq3zl291SWrOVlo/view))

Our fully-personalized system breaks the barriers of traditional, cemented implant procedures that rely on manual instrumentation. While the underlying technologies are highly sophisticated and complex, the workflow remains straightforward and capital efficient.

GIF 1

1

CT Scan

Generation of the surgical plan



GIF 2


MCD MRI

2

Surgeon planning station interface

AI Driven Remote Pre-operative Interface

GIF 3

3

Implants get made

Automated Design & Fabrication of Implants



GIF 4



4

Bone cavity gets milled


High accuracy bone preparation for implants

GIF 5


5
Implant gets inserted

"By failing to plan, you are planning to fail." – Benjamin Franklin

THE MARKET

A $19.6 billion joint replacement market in need of innovative disruption

The joint replacement market is currently at $19.6BN (source (https://drive.google.com/file/d/1pStX0h5apmlusNckC1BkvymWhh2s07G6/view)) with hip and knee replacements being the most common. The knee replacements market is $8.7 billion (source (https://www.orthopedicnetworknews.com/newsletterarchives.html)). Despite the market's significant size, innovation has plateaued because just four large companies dominate. Monogram's first addressable market will be total knee replacements, with almost 1 million knee replacements performed in the United States annually (source (https://www.thecenteroregon.com/medical-blog/knee-replacement-surgery-by-the-numbers/)). Some market estimates project there will be nearly 3.5 million annual Total Knee Replacement procedures by the year 2030 (source (https://www.mdpi.com/2077-0383/9/10/3150/htm#:~:text=In%20particular%2C%20patients%20%3C65%20years,2030%20%5B3%2C7%5D.) (https://drive.google.com/file/d/1SfHlS2qfOMHg1ijE44msEmfVt9E0_7Q5/view))

The cementless total knee market is expected to grow by $1.21BN from 2020 to 2024 (22% CAGR)

Approximately 95% of hip implants are press-fit.



Press-Fit Adoption Drivers
Time & Revenue - Surgeons can do more cases per day (+1 or 2 more cases)
Long-term survivorship & younger patient demographics
Significant stability improvements will drive adoption (but we have concerns about revisability)
Foreign substance in the body & strong smell
ASC Trends

(Source 1 (https://drive.google.com/file/d/1SfHlS2qfOMHg1ijE44msEmfVt9E0_7Q5/view))

By 2027, approximately 50% of all knee procedures will be robotic, up from 11% in 2019 (source (https://decisionresourcesgroup.com/report/m360su0001-medtech-orthopedic-surgical-robotic-devices-market/)). In the United States, we currently cement 92% of knees versus only 3% of hips. We believe that surgeons prefer uncemented or "press-fit" implants (source (https://www.orthoworld.com/form-the-orthopaedic-industry-annual-report-2020/)) and management believes press-fit knee adoption represents one of the most significant growth opportunities in orthopedics. Monogram is developing a next generation uncemented knee designed that we expect will benefit from these macro trends.

<u>**Natural Fixation**</u> vs Bone Cement





Over time bone cement can crack much like a cement sidewalk. Natural biologic fixation where the bone grows into the implants eliminates the need for cement.

Monogram belives that natural biologic fixation is preferable for younger active patients. Our mission is to improve uncemented implants with design improvements and robotics.

Reasons for revision TKAs and THAs

Reasons for revision procedure (ICD-9 code)	Number (%)
Infection (996.66)	75,513 (25)
Mechanical loosening (996.41)*	55,807 (19)
Other mechanical problems (996.47)*	31,017 (10)
Implant failure (996.43)	28,817 (10)
Dislocation/instability (996.42)*	22,068 (07)
Other mechanical complications (996.49)*	14,605 (5)
Bearing surface wear (996.46)	12,567 (4)
Periprosthetic osteolysis (996.45)	8663 (3)
Periprosthetic fracture (996.44)	4742 (2)

*Many of the leading causes of implant failure are related to component loosening caused by the failure of the cement over time.

A significant driver of press-fit implant utilization (the type of implant Monogram is developing) is patient demographics. Improved low wear plastics make joint replacements more suitable for younger patients. In particular, patients less than 65 years of age represent the fastest-growing population of TKR recipients, expected to account for more than 50% of knee replacement procedures by the year 2030 (source (https://www.mdpi.com/2077-0383/9/10/3150/htm#:~:text=In%20particular%2C%20patients%20%3C65%20years,2030%20%5B3%2C7%5D.)). We are designing the Monogram implants to meet the demands of younger active patients.

SIGNIFICANT INCREASES

in robotic adoption are expected over the next **5-10 years**.

Robotic-Assisted Large-Joint Replacement Procedures, by Anatomy, Global, 2017-2027				
Measure	Procedures (K)		Procedures (% Growth)	
Technique	Hip	Knee	Hip	Knee
2020	30.3	167.8	27.7%	42.4%
2021	39.0	223.9	28.7%	33.5%
2027	104.9	514.2	9.3%	6.0%
CAGR ('17-'24)	21.6%	29.2%	21.6%	29.2%

Notes: Numbers reflect rounding.

Source: Millennium Research Group, Inc.

At least 50% of procedures will be robotic by2027

Estimates for procedure volumes vary but TKA projections are generally between 935,000 and 1,260,000 by 2030.

Another tectonic market shift that we see driving the adoption of technologies is the growing outpatient trend to Ambulatory Surgery Centers. In January 2018, the Centers for Medicare & Medicaid Services (CMS) removed knee replacement procedures from the inpatient-only list, allowing procedures to be conducted on an outpatient basis.

Across the country, the average cost for an inpatient knee replacement is $30,249, compared to $19,002 in the outpatient setting (source)- we believe these cost savings will drive significant volumes away from high volume hospitals.


Surgeons cement many more hips than knees.
will this change?
Current Press-Fit Procedure Mix
Only 8% Uncemented (Press-Fit)
92% Cemented
Porus coated
Metal
Cement
Uncemented or pres-fit implants rely on natural biologic fixation which is better for younger active patients.
Traditionally using cement to fit implants has downsides like cement cracking over time.
Monogram's mission is to limit the use of bone cement in knee replacements to levels of use similar to hips.

OUR TRACTION

Significant capital raised, eight patents filed, and trusted surgeon advisors to support product-market fit

Monogram has raised $16.7 million with 6,793 trusted shareholders. We are actively deploying this capital to develop our novel orthopedic technologies and the operating and sales infrastructure needed to support their distribution. Monogram has recruited five practicing surgeons to support our development and validation efforts and provide practical user input. We aim for our products to be suitable for both the surgeon user and our patients.


MILESTONES
• 4,000+ square foot facility
• Full Functioning Cadaver lab
• A dedicated robotic system for lab
• Autoclave for instrument validations
• 6 R&D robots and 11 navigation systems
• 15 Full-Time Employees
• 4 Contractors
• 5 Surgeon Advisory Members
• 2 Independent Monogram Distributors in key markets

To date, we have signed contracts with two distributors that will market Monogram to select geographies. We expect to generate revenue from licensed implants in 2021. We have a newly completed 350 square foot Monogram cadaver lab based in Austin, Texas, along with a team of 16 full-time employees. We have filed eight patents related to our proprietary technologies, as well as a Freedom-to-Operate (FTO) search for Monogram's knee design with a robotic surgical approach.

Our internal cadaver lab allows our engineers to develop and validate many of our products more efficiently and economically. In parallel, the lab supports our sales channels by allowing our team to demonstrate the product pipeline and share the vision with distributors and surgeons with live cadaveric surgeries before FDA approval.


Roadmap
Oct 12, 2017
First patent application published
2017
UCLA Hip Studies
2018 Seed Round #2
$1,148,000 convertible note round.
Q1 2020
Strategic Engineering Hires
Q1 2020
TKA Licensing Agreement
2017
UCLA Hip Studies
Q1 2018
Nebraska Knee Studies
Q1 2019
3D Printing Mechanical Testing
2017 Seed Round #1
$1,032,000convertible note round.
Q3 2020
Signed First Monogram Distributor
Q4 2020
First Monogram Cadaver Lab
April 2020
$14,568,568 Series-A round
Q3 2020
Surgeon Advisory Board
Q4 2020
15 Full-time Employees
2021
$30,000,000 capacity Series-B Close
2023
Monogram Robot Submission
2021
Revenues
August 2021
Exhibit Product System to American Academy of Orthopaedic Surgeons (AAOS)
2021
Monogram Implant Submission

**future events are anticipated based on full funding of the company in this offering or from other sources, and there is no guarantee the company will be able to meet those future milestones*

WHAT WE DO

Implants that perfectly match every patient

At Monogram, we believe that there is a better, less-invasive way to treat patients. We combine 3D printing and robotics with CT-based pre-operative planning to enable mass personalization of the next generation of orthopedic implants.

Implant Design, Reimagined

The process starts with a CT scan, which is the starting point for personalization. From the CT scan, we can create an accurate patient-specific 3D models of the bony anatomy. By building a customized implant for every patient, we believe we will better restore full anatomical function and mitigate clinical risks. We believe bone conserving highly stable press-fit implants that rely on natural biologic fixation will improve patient outcomes and usher in the future of orthopedics.

GIF 6


Predictive Algorithms
Using complex geometric modeling & simulation algorithms we build implants that are optimized to restore anatomical function & solve real clinical problems. This is implant design reimagined from the ground up.

3D Printed Implants

Unlike conventional, expensive, labor-intensive manufacturing, Monogram will deliver highly personalized implants efficiently at scale by leveraging state-of-the-art manufacturing methods and 3D printing.

All Monogram implants will undergo rigorous validations and testing to ensure the highest industry quality standards. Monogram has already conducted extensive mechanical strength testing to ensure that our implants will pass the rigorous ISO strength testing standards mandated by the FDA. Our implants will be a biocompatible medical-grade titanium alloy (Ti64) with a chemical composition corresponding to ISO 5832-3, ASTM F1472, and ASTM B348.

GIF 7


3D Printed Implants
By leveraging state-of-the-art manufacturing methods and 3D printing, Monogram will economically deliver highly personalized implants efficiently at

scale.

Robotic Milling Cavity Technology
Monogram takes surgical robotics to the next level. There are currently no CT-based, navigated robots that actively execute bone cuts without user-initiated movements. Monogram aims to be the first company to release such a robot.

Our goal is to combine groundbreaking software with world-class hardware, delivering an integrated robotic system that addresses major clinical concerns today - cost, time, and a lack of efficient control.

GIF 8


Robotic Milling Cavity
Technology
With the ability to simultaneaously track 6 objects in real time Monogram allows for the integration of "smart tools" into the surgical theater. What was once an ordinary retractor is now a virtual boundary.

THE BUSINESS MODEL

Lower cost, increase efficiency and improve patient outcomes

We are developing the implant and robotics in parallel, but we plan to de-risk the commercialization with discrete FDA submissions. We have entered into a distribution agreement for an FDA approved total knee system, specific components of which we intend to integrate into our novel knee system for future release. As part of this agreement, we recruited the Senior Director of US Sales from the manufacturer to support early sales efforts. Monogram intends to secure distribution relationships for these existing products before releasing our novel products as a Phase I release.

Average Cost of Implant Components by Procedure 1992-2019

Implant Cost/Procedure



$6000
$5000
$4000
$3000
$2000
92
95
00
05
10
15
ORN Members
$4,965 in 2019
down 0.9% from 2018

Implant ASP's for Primary Hips and Primary Knees

	2018	2019
Overall	$5,008	$4,965
Total Hip	5,079	5,004
Primary Knee	4,485	4,325

Monogram will aim to target implant pricing within the 85th market percentile. 3D printing is an enabling technology for high mix and high volume manufaturing.

Source:ORN

In the second phase, Phase II, we intend to commercialize our patient-specific implants inserted manually (the "Gen 2" implant) as a discrete FDA submission. We hope to drive sales through the distribution channels established during the first phase, Phase I. In Phase III, we will release our surgical robot.

Monogram will have two primary revenue streams; a revenue stream from the sale of capital equipment and a revenue stream from our consumable products' sale. We expect to price our implants like the national ASP, and we will undercut competitive pricing for our capital equipment.



Revenue Streams
CAPITAL EQUIPMENT
1. Navigated Robot System
KUKA
2. Cutting System
3. Implants
4. Navigation Consumables
CONSUMABLES



5. Cutting Tools



6. Licensing & Service

In the future, we intend to develop applications for additional clinical applications, including partial knees and hips, and we are investigating applications for shoulders, spine, and extremities.

HOW WE ARE DIFFERENT

A fully integrated medical solution never seen in the market before

The Monogram management team sees a clear growth opportunity for an efficient and strategically priced navigated robotic surgical system that relies on advanced imaging like a CT-scan. We will design the Monogram implants and robotic system to have a good product-market fit for the growing demographic of patients age 64 and younger.

The current market consolidation also presents opportunities for Monogram. The size and operational complexity of our large competitors, with so many stakeholders and product lines, can make it difficult for them to advance disruptive innovations efficiently. Monogram sees a greenfield opportunity for a surgical robot that uses advanced imaging to actively and efficiently mill cavities for a perfect fit with 3D-designed implants. We believe we are on track for it to be the first of its kind in the market if we are successful.



In our testing conducted with our research partners, our implants appear to outperform leading generic equivalents by, in some variations, a considerable margin. We think we can design more stable bone conserving implants that rely on natural biologic fixation through an innovative design approach, high accuracy robotic bone preparation, and customization of the implant design and surgical plan to the specific patient. Personalization also minimizes the inventory and instrumentation, which eases the burden on hospitals and ASCs.



Monogram Hip System Background
Restoration of axis & center of rotation
Increased Cortical Contact
Stability & Stress Shielding
Optimized Cavities Minimize Risk of Fracture
Neck Preserving

In summary, we provide a fully integrated, personalized orthopedic solution that combines custom bone preparation with optimized 3D printed implants that has never been done before. From the trend to ASCs to a younger patient demographic to increased robotic utilization, the underlying market dynamics all bode favorably.

THE VISION

Commercialize a best-in-class surgical robot for multiple orthopedic applications

The total orthopaedic market is over $53BN annually. Our initial focus is total knee replacements followed by partial knee and hip replacements - we are actively investigating shoulders, ankles, and spine. We expect to generate revenue in 2021.


Tracked
End-Effector
For safety Monogram has implemented a "closed-loop" system. The real-time position of the cutting system is tracked at all times.

Our vision is to improve the standard of care in orthopedics with personalized technology solutions. With a best-in-class, navigated surgical robot that prepares the bone for clinically differentiated press-fit orthopedic implants, we will be able to make implants more stable that preserve the bone and rely on natural biologic fixation.


Infrastructure to Support Development & Growth
We have integrated a state-of-the-art cadaver lab with dedicated robotics into our 4,000 square foot Austin facility to support engineering development, sales, and clinical education.
6500

Monogram has executed two distribution agreements thus far. We expect to generate revenue in 2021, and we anticipate continuing to grow our sales network as we gain traction. We will leverage our dedicated cadaver lab, housed in our 4,000 square foot Austin facility, to demo our product pipeline to continue to build our distributor and surgeon relationships.

OUR LEADERSHIP

Led by surgeons and Medtech executives with engineering and finance expertise

Our founder and Chief Medical Officer, Dr. Douglas Unis, is a board-certified attending orthopedic surgeon for the Mount Sinai Health System. Dr. Unis, along with Caltech graduate and CEO - Benjamin Sexson, CFA, lead a team of experts in surgical robots and implant design. Our VP of Engineering is Sherif Aly, Ph.D., former Senior Director of Robotics Development Program Management at Stryker. Chris Scifert, Ph.D., the former Director of Engineering for Orchid Orthopedic Solutions Design, one of the largest manufacturers of implants globally, is running the development of our implants and instruments.

Employees


Benjamin Sexson


Sherif Aly


Chris Scifert


Zain Noordin


Richard Jackson


Erin Koford


Gerardo Gonzalez


Sam Weinber


Danny Merrell


Anusha Konduru


Hrisheekesh Patil


Sanath Vurelli


Luis Salas


Candi Jones


Neha Khatri


Scott Hudson



Greetings from Monogram!

Monogram has recruited five practicing surgeons to support our development and validation efforts and provide practical user input. These surgeons include doctors from The Orthopedic Specialty Center of Northern California, Orthopaedic Specialists of Austin and Columbia University.

Monogram currently employs 16 full-time employees and is actively contracting with four consulting firms with significant subject matter expertise.


Surgeon Advisors
Doug Unis
Roshan Shah
Robert Jamieson
Gregory Catlett
Matthew E. Heinrich
Darwin Chen

Board Members


Benjamin Sexson


Doug Unis


Rick Van Kirk


Noel Goddard

WHY INVEST

Take medical robotics to the next level

The reasons to invest are straightforward; we have a proprietary technology for products that don't currently exist for a large and growing $19.6BN joint replacement market. We have protected our products with multiple IP filings that we know have a product-market fit because the only similar technology on the market has an 87% market share. While we have ambitious goals, we have successfully raised $16.7M to date and have assembled a best-in-class team with the experience needed to execute. We believe we will be early to market with a solution with the potential to change the standard of care in orthopaedics.

Large-joint Replacement Robotic System Revenue Market Shares, Global, 2018

Company	Market Share
Stryker	86.7%
OMNIlife Science	6.8%
Smith & Nephew	4.0%
Think Surgical	2.5%
Total	100.0%

Notes: Numbers reflect rounding.

Source: Millennium Research Group, Inc.

Many companies are trying various solutions to compete - imageless registration, small footprints, portability, and cost. We think they are overthinking the proven solution and will struggle with adoption. We believe that the market desperately needs a viable alternative and none currently exists.

What Robotic Questions Are Worth Asking?



Advanced Imaging?



Whether the surgical plan is patient-specific or not has major ramifications on the robotic applications


NDI



Is the Robot Navigated?

If patient position isn't tracked non-starter for many surgeons.



Cutting End-Effector or Guide for Manual Instruments?

Is the robot actually doing the cutting or is it positioning a cutting guide?



How many degrees -of- freedom?

Like a CNC, the DOF has implications for system capabilities. To mill our hip-cavities a minimum of 6 degrees-of-freedom are needed. Our robot has 7.

By investing in Monogram, you will be supporting a best-in-class team to develop the future of orthopedics, which is patient optimized 3D printed implants designed for high accuracy robotic placement. With our eight patents pending, a leadership team of experts in medical and surgical technology, and a highly differentiated solution fit for the growing $19.6BN joint replacement market, we can minimize surgical risks and restore patients to their active lifestyles.

What Robotic Questions Are Worth Asking?



Cost to produce & financing?

Does robot have non-ortho applications to facilitate easing? Can production scale? Field repairable? Warranty? Cost to build?



Soft Tissue Management?

Can the system track soft tissues? Does the guidance application facilitate all types of alignment? Soft tissue balancing?



Who is actually cutting?

Is the surgeon doing the cutting with robotic training wheels or is the robot actively executing



is the robot actively executing optimized trajectories?



High Efficiency Cutting System?

Does the cutting system use a motor and cutter with the power and efficiency needed to quickly remove bone?



Is A Saw Making Critical Cuts?

Tibial cutting accuracy with sawblade vs. burr.

We hope you will join the adventure and invest in the future of orthopedics!

MONOGRAM ORTHOPAEDICS, INC. IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC.

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Michael Hankila SE OWNER 1 INVESTMENT 13 hours ago
Can this new replacement technology be used to fix a previously failed implant/procedure?

Judy Brown 3 days ago
In what ways are you a 3-D printed implants an improvement over conformis? Please be specific. How is your robot an improvement over DaVinci? Please be specific.

Benjamin Sexson - Monogram Orthopaedics 3 days ago
Hi Judy, thank you for your question and your interest in Monogram. We are developing what we believe will be the first 'active' navigated arm on the market. The distinction between 'active' and 'passive' (also haptic) is that rather than surgeon initiated cuts within a virtual boundary or 'safe zone,' which we believe is inefficient and often frustrating for the user, our surgical robot will autonomously execute optimized cuts. The surgeon actively controls the speed of the arm with devices akin to a gas pedal. We have also added safety enhancements over some current systems. For example, we track the end-effector's precise position in real-time (vs. referencing the robot cart, for example).

The distinction between orthopedic robots and robotic-assisted minimally invasive surgical robots (also soft-tissue robots) like the Da Vinci Surgical System is similar to the difference between a 6-axis CNC and a robot arm on the Mars rover. They are optimized and approved by the FDA for entirely different applications; on the one hand, orthopaedic robots remove bone with high efficiency and accuracy, and on the other hand, a master-slave teleoperated system. As shown in the Millennium Research Group table provided above, Stryker enjoys 86.7% of the orthopaedic robotic market share - we believe the market has demonstrated its preference for CT-based multi-joint navigated robot arms. We do not ever anticipate a minimally invasive surgical robot will displace existing systems for joint reconstruction applications.

Conformis has commercialized a different type of implant than Monogram will be commercializing. Conformis implants are cemented. The Monogram implants will be press-fit. We have tried in the page narrative to try and highlight the clinical differences, which are many. Frankly, if Conformis had commercialized a press-fit knee as their first product, we believe they may have been more successful. Secondly, Conformis doesn't use a surgical robot but Patient Specific Instruments. We think there are significant limitations to such instrumentation. Such instrumentation can be inefficient and difficult to amortize over multiple cases. Hospitals generally don't pay for instruments, and at least hospitals can reprocess manual instrumentation for multiple uses on different patients. We think it also has significant clinical limitations versus robotics. For these reasons, we believe Conformis ultimately struggled to demonstrate a widely accepted clinical benefit. We invite curious readers to google "Aetna Conformis denials."

Our goal is to design the "best" press-fit knee on the market. We hope to achieve that in three ways; 1) by optimizing for engagement towards the periphery with proximity to biologically active cortical bone (this is our most novel design feature), the goal of which is to achieve high stability for osseointegration, 2) by minimizing bone removal with low profile engagement features (possible because of our proprietary peripheral engagement); this is important for younger patients or older patients if implants get infected and require removal, and 3) by preparing the bone with state-of-the-art robotics to optimize joint function with patient-specific planning. We believe that the demand for technologies that combine robotics with high-performance uncemented press-fit knees will be significant. We have tried to highlight the features of our implant above.

Concerning 3D printing specifically, the benefits are twofold. The technology allows us to print unique shapes with porosity that enhances bony ingrowth, and secondly, it enables economic high mix, high volume manufacturing. We agree with Kevin Lobo, the Stryker CEO's assessment of 3D printing from January 2018 at the JP Morgan Healthcare Conference, "...we're going to move everything to that 3D-printed cup and we're

not going to make hip cups the old-fashioned way with foundries and using subtractive manufacturing. Additive manufacturing is the future. And today, we don't get much of a cost advantage. It's pretty roughly cost-neutral. But once you get to scale, that's going to actually be more efficient than making implants the old-fashioned way... it is the future without any doubt."

Deepak Puri 3 days ago
Hello Benjamin,

Thanks for your response. I have 2 followup questions:

1. How much revenue are you anticipating in 2021 - what is your target ?
2. Given that Monogram had tie up with one of FDA approved distributer to fast track sales in 2020 (as mentioned during fundraising via seedinvest), did you see any traction in sales ?

Terrance Montgomery SE OWNER 18 INVESTMENTS 4 days ago
Greetings Benjamin,

I also was one of the investors from SeedInvest platform. I did receive the voting information and updates about the forthcoming raise. I think that the momentum from the SeedInvest cohort was great, and that Monogram Orthopaedics (MO) can benefit from both previous and new investors as this is a unique disruption to its market. Hence I think that an email or notification should be sent to the previous investors informing them that another opportunity to build on their investment is preliminary held on another platform, so that some won't look for MO on SeedInvest.

I've seen campaigns here on StartEngine get funded faster as more investors invest, as no one wants to miss out on a good investment or high moving company that is funding fast...it's a secret on the crowdfunding platforms. Moreover there's a large following and support for MO....just think about the investors who helped on SeedInvest coupled with the new investors here who don't have to spend the $1K minimum...a lot of potential is available.

Deepak Puri 4 days ago
1. You have just raised $14 Mil like 6 months back, any reason you are looking to raise money so soon 2. What's your burn rate per month ?
3. Given that I had invested about $8K (2K Stocks), what will happen to my stock value given that you are planning to raise at a different rate.

> **Benjamin Sexson - Monogram Orthopaedics** 4 days ago
> Hi Deepak, thank you for your email. It is essential to understand the cadence of fundraising with crowdfunding campaigns versus perhaps more traditional fundraising channels. For our series-A, SeedInvest first approved us to raise on their platform in October 2018 - we closed our first tranche in December 2019. While we do not expect such a long ramp this round, the structure of raises is an important consideration. Secondly, crowdfunding is unique in that it allows for regular closes during the investment round. You are correct that we closed the series-A round for any further investments in April 2020; however, we had started closing on financings with SeedInvest from the prior December. The cash flows from crowdfunding in practice are quite different than conventional financings. Concerning our burn, that is highly variable and can change depending on many factors, such as how aggressively we wish to develop and strategic growth - our highest "fixed" cost is labor, and we have disclosed our headcount. Furthermore, our capital needs are not only dependent on the burn. If we can successfully market implants to surgeons and hospitals, we will inventory (capital investments) to support growth. Our prior raise was at $4.00 per share, and this raise is at $6.27 per share.

Herve Takoulo Fonkou SE OWNER 21 INVESTMENTS 9 days ago
Hi - how are you planning to initiate revenue in 2021 with a projected FDA approval in 2024? Thanks
MO bullish investor

> **Benjamin Sexson - Monogram Orthopaedics** 8 days ago
> Hi Herve, thank you for your question and your enthusiastic support! That is an excellent question that requires a somewhat technical explanation. Firstly, to our understanding, there is not a recon implant on the market today that is not insertable with manual instrumentation. For example, the Triathlon Total Knee System, which is currently marketed by Stryker, the orthopedic robotics market leader (and coincidentally features a 3D printed tibial component), is insertable manually with manual instrumentation AND robotically with the Mako robot. While it is our product plan to commercialize robot-only implants, that is, implants that cannot be inserted without our robot (because it would be impossible or otherwise impractical or complex to use manual instrumentation for bone preparation), our first-generation knee system will be insertable with BOTH manual instrumentation and our surgical robot. We are commercializing in this manner for several strategic reasons. The most obvious reason is that to submit a 510(k) application for a surgical robot, we need to validate the intended use, which means placing implants with our robot. These validations require FDA approved implants. Monogram is commercializing, in our view, novel robotics and novel implants that have marketability in their own rights; we believe we could be successful with our implant design premise without a surgical robot, and likewise, we think we could be successful with our surgical robot premise and a generic implant portfolio without our novel implants. We feel the combination of the two will be something unique and frankly something we don't think the market has ever seen (novel implants combined with novel robotics). With the help of our licensing arrangements described in our offering, we feel we can submit our novel implants for FDA approval with manual instrumentation well in advance of the surgical robot. Our novel implants inserted with manual instrumentation was the focus of our recent cadaver lab. We are working hard to finalize our design and have our second lab in February. We are tremendously excited with the performance of our implant in the lab and the initial surgeon response. Additionally, there are opportunities for Monogram to market licensed OEM implants that would accelerate our revenue generation (we have onboarded two orthopedic distributors to support this). We anticipate the completion of our cadaver lab may help us drive interest in our product pipeline. Please note that we are trying to avoid giving guidance on anticipated FDA approvals, which may be subjective. However, we are highly confident that we have suitable market predicates and that our products will be 510(k) submissions.

Shailesh Seth 9 INVESTMENTS 9 days ago
Hi, Thanks for your reply. But my question was different.
The valuation of the company has increased by 85.28 % since the SeedInvest raise(36.7M to 68M). However, SeedInvest investors share values have increased from $ 4 to 6.27 i.e. 56.75 %.

So If I invested $1000 (250 shares)in the SeedInvest round, my current share value should be $1852 going by the current valuation. Instead, it is $ 1567(250 * 6.27).So SeedInvest shareholders should be compensated 45 shares @ 6.27 to make their share value in sync with the current valuation.
Please correct me if my understanding is not correct.

> **Benjamin Sexson - Monogram Orthopaedics** 9 days ago
> Hi Shailesh, thank you for your question. The difference is accounted for by the shares described in the dilution section. For example, we had convertible notes that were convertible into series-A shares contingent on closing a successful Financing. The Dilution Table provides this information in detail. A challenge for startups is often obtaining seed capital when the company hasn't made much progress and is most risky. The goal is always to achieve sufficient milestones so that the incremental capital is accretive to prior investors. We are excited by our progress on what we believe to be an aggressive timeline heading into the series-B round.

Peter Chrustowski SE OWNER 27 INVESTMENTS 10 days ago
Hello, I was an investor in your last round on SeedInvest. Congratulations on all of your success and progress so far!!! Before I reserve to invest again, I have a couple of questions.

1.) How is the machine different from others like the DaVinci at Intuitive Surgical?

2.) What will you do differently to put Shareholders First and thus set yourself apart from other Startup Opportunities in this regard?

Thanks and Regards.

Peter

Raymond Hooks SE OWNER 4 INVESTMENTS 10 days ago
Hi - Can you tell me how Monogram is planning to initiate revenue in 2021? Also, about how much is the company expecting? Also, do you have any public company comparables to Monogram? In other words, is there a public orthopedic company that closely resembles monogram's market?

Nicky Golbahar SE OWNER 22 INVESTMENTS 10 days ago
Hey there, I invested in the last round and considering investing in this round on start engine. Can you tell me what the valuation was on the seed invest round, what it is now, and how you got to that valuation. Lastly you mentioned last time you were going to start using already manufactured devices till you got off the ground with your own technology. How is that going?

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